Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-268003
Prospectus Supplement No. 10
(To Prospectus dated April 26, 2024)

LIVEWIRE GROUP, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 26, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-268003). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

LiveWire Group, Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “LVWR” and “LVWR WS.” On December 24, 2024, the closing price of our common stock was $4.88 and the closing price of our warrants was $0.051.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 26, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 23, 2024
LiveWire Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41511	87-4730333
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3700 West Juneau Avenue, Milwaukee, Wisconsin 53208
(Address of principal executive offices, including zip code)
(650) 447-8424
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.0001 par value per share	LVWR	New York Stock Exchange
Warrants to purchase common stock	LVWR WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Agreement.

On December 23, 2024, LiveWire Group, Inc. by and through its wholly owned subsidiary LiveWire EV, LLC (herein together “LiveWire”) entered into a Master Services Agreement (the “Master Services Agreement”) with Harley-Davidson, Inc. (“H-D”). The Master Services Agreement will become effective on January 1, 2025, at which time, the master services agreement, dated September 22, 2022, between LiveWire and H-D, will terminate. Pursuant to the Master Services Agreement, H-D will provide LiveWire with certain services that LiveWire determined would be better outsourced at this time, including services that support testing and development, product regulatory support, color materials, finishes, paint and graphics, technical publication, application support and maintenance, service desk support, warehousing support, production development, safety investigation, marketing vehicle and fleet center, data privacy and security services, administration, human resources, EHS, insurance, QMS, warranty analytics, supply chain management, engineering, customer and dealer support, ESG support, financial reporting and accounting services, finance support services, fleet sales and marketing support, as LiveWire may request from time to time. The Master Services Agreement contemplates that each of the services shall be provided to LiveWire as detailed under the terms of the Master Services Agreement and the exhibit thereto or as set forth in a separate, mutually agreed upon letter agreement. The Master Services Agreement also provides that any service or project not contemplated by the Master Services Agreement will be set forth in a separate, mutually agreed upon side letter or letter agreement, and any fee for such service or project will be separate than the fee provided for in the Master Services Agreement. The Master Services Agreement has an initial term of seven years and will be renewable upon mutual agreement. The Master Services Agreement or any letter agreement may be terminated by either party upon the other party’s material, uncured breach. H-D may also terminate the agreement upon LiveWire’s change of control or, at the end of a calendar year upon 180 days written notice, in the event that LiveWire failed to engage H-D to manufacture at least forty percent of LiveWire’s production during that calendar year.

A joint steering committee composed of senior executives and/or designees of each party will meet annually to formulate a forecast and plan for LiveWire’s anticipated service needs, as well as adjust the monthly fee as appropriate, and will oversee the progress of the services and address any disputes. H-D will provide the services and deliverables under the Master Services Agreement in accordance with agreed specifications. Acceptance of any deliverables is subject to testing by LiveWire to determine whether they meet the agreed acceptance criteria. As LiveWire’s sole remedy for H-D’s failure to meet the acceptance criteria, H-D will re-perform the services or, at LiveWire’s option, issue a refund after three attempts at correction. The charges for the services will be a flat monthly fee. Unless LiveWire agrees otherwise for a particular project, LiveWire will own the intellectual property rights in the deliverables that H-D creates on LiveWire’s behalf, excluding H-D’s background intellectual property and improvements thereof. LiveWire will have a non-exclusive, royalty-free license to use H-D’s background intellectual property in connection with LiveWire’s exploitation of its deliverables.

Each party will indemnify the other for any third-party claim arising from the indemnifying party’s breach of the Master Services Agreement, violation of applicable law or tortious conduct resulting in death or personal injury, or any destruction of real or personal property for which the indemnifying party is legally responsible. In addition, each party will indemnify the other party for third-party claims alleging intellectual property infringement. Specifically, H-D will indemnify LiveWire with respect to third-party infringement claims arising from LiveWire’s use of H-D’s intellectual property in accordance with the agreement, and LiveWire will indemnify H-D with respect to third-party infringement claims arising from H-D’s use of LiveWire’s specifications, designs and other materials that LiveWire provides to H-D pursuant to the Master Services Agreement. Except for claims for indemnification, or liability arising from a party’s fraud, gross negligence or willful misconduct, neither party’s aggregate liability to the other in connection with a letter agreement entered under the Master Services Agreement will exceed the total amount of fees paid or payable by LiveWire to H-D for the services under that letter agreement in the 12-month period preceding the claim giving rise to liability.

The description of the Master Services Agreement contained in this Item 1.01 does not purport to be complete and is qualified in its entirety by reference to the Master Services Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference in this report.

Item 9.01	Financial Statements and Exhibits.

(d)Exhibits. The following exhibit is being furnished herewith:

Exhibit No.	Description

10.1#	Master Services Agreement, dated as of December 23, 2024, by and between LiveWire EV, LLC and Harley-Davidson, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

# Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, item 601(b)(10).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LiveWire Group, Inc.

Date: December 26, 2024	/s/ Allen Gerrard
Allen Gerrard
General Counsel & Board Secretary
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